July 20, 2009

VIA U.S. MAIL and EDGAR

Ms. Karen Garnett

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3010

Re:	ManTech International Corporation

Form 10-K for the year ended December 31, 2008

Filed on February 27, 2009

File No. 000-49604

Dear Ms. Garnett:

On behalf of ManTech International Corporation (the “Company”), this responds to your comment letter dated July 10, 2009, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2008. Each of your comments is set forth below, followed by the Company’s related response.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Equity Compensation Plan Information, page 26

Comment 1

We were unable to locate the required disclosure that you state is provided under Item 12. In future filings, please revise this section to include the equity compensation plan information table required by Item 201(d) of Regulation S-K or advise the staff of the reasons for the omission of this table.

Response 1

The Company confirms that, in future filings, we will include under Item 12 (or incorporate by reference from the proxy statement) the equity compensation plan information table required by Item 201(d) of Regulation S-K. In this regard, the Company notes that Regulation S-K Compliance and Disclosure Interpretation Question 106.01 indicates that the equity compensation plan information table required by Item 201(d) of Regulation S-K should be included in Part III, Item 12 of Form 10-K, and that this information may be incorporated by reference from a proxy or information statement in reliance on General Instruction G.3 to Form 10-K, even when an issuer has not submitted a compensation plan for security holder action at its annual meeting.

Securities and Exchange Commission

July 20, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Comment 2

Please expand this section in future filings to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. We note that you discuss trends in your risk factors. For example, on page 19, you address the trend concerning the bundling of service projects which may reduce your revenue opportunities. Discuss whether you expect these trends to continue and the ongoing impact of such trends on your business. Please discuss whether you expect levels to remain at this level or to increase or decrease.

Response 2

The Company confirms that in future filings we will address in this section any known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on our revenues or income, or will result in material changes to our liquidity. Specifically, we will consider whether any potential trends identified in our risk factors are material, and whether such trends will have, or are reasonably likely to have, a material impact on our revenues or income, or will result in material changes to our liquidity. The Company confirms that, in the context of any such disclosure, we will discuss the extent to which any identified trends will continue and the ongoing impact of the trends on the Company’s business, as well as the extent to which we expect levels to remain the same or increase or decrease.

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or further comments, please direct them to the undersigned at (703) 218-6362.

Sincerely,

ManTech International Corporation

/s/ Kevin Phillips
By:	Kevin Phillips
Chief Financial Officer

cc:	Paul Fischer, Senior Counsel

Jerard Gibson, Attorney-Advisor